

Mail Stop 3720

January 9, 2008

VIA INTERNATIONAL MAIL AND FAX (972)-3-925-2222
Ms. Tal Payne
Vice President, Finance
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Peta Tikva 49130 Israel

     Re: **Gilat Satellite Networks Ltd.**
              Form 20-F for Fiscal Year Ended December 31, 2006
              Filed March 28, 2007
              File No. 0-21218

Dear Ms. Payne:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director